UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 2)

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Osteotech, Inc.
(Name of Registrant as Specified In Its Charter)

Heartland Advisors, Inc.
Spencer Capital Opportunity Fund, LP
Spencer Capital Management, LLC
Spencer Capital Partners, LLC
Boston Avenue Capital LLC
Gary L. Alexander
Michelle Rachael Forrest
Michael J. McConnell
Kenneth H. Shubin Stein, M.D.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY 5, 2010

2010 ANNUAL MEETING OF THE STOCKHOLDERS
OF
OSTEOTECH , INC.

PROXY STATEMENT
OF

HEARTLAND ADVISORS, INC.	SPENCER CAPITAL OPPORTUNITY FUND, LP SPENCER CAPITAL MANAGEMENT, LLC SPENCER CAPITAL PARTNERS, LLC	BOSTON AVENUE CAPITAL LLC

GARY L. ALEXANDER	MICHELLE RACHAEL FORREST	MICHAEL J. MCCONNELL	KENNETH H. SHUBIN STEIN

This proxy statement and the enclosed WHITE proxy card have been prepared by Heartland Advisors, Inc., Spencer Capital Opportunity Fund, LP and its affiliates and Boston Avenue Capital LLC, collectively referred to as “we”, “us” and “the concerned Osteotech stockholders”, in order to solicit your proxy for use at the 2010 annual meeting of Osteotech, Inc. stockholders. We collectively are the beneficial owners of 4,358,065 shares or approximately 24.1% of Osteotech’s outstanding common stock, par value $0.01 per share.

We are concerned about the extensive decline in the stock price of Osteotech, the deterioration of the company’s results of operations and financial condition, the erosion of the company’s business, the company’s failure to meet expectations with respect to new products, overall poor corporate governance and a lack of accountability to stockholders. As a result of these developments, we do not believe that the current board of directors has been an effective steward for Osteotech’s stockholders.

We believe an engaged and proactive board of directors is vital to serve the best interests of the stockholders. We are therefore seeking your support at the 2010 annual meeting of Osteotech stockholders, scheduled to be held at the Sheraton Eatontown Hotel and Conference Center, 6 Industrial Way East, Eatontown, New Jersey 07724 on August 23, 2010, at 9:00 a.m. local time, to elect our slate of four director nominees to the board in opposition to the company’s incumbent directors. If elected, our nominees would constitute a majority of the board. The approximate date of mailing for this proxy statement and the enclosed WHITE proxy card is [•], 2010. This proxy statement and the enclosed WHITE proxy card are being furnished to the company’s stockholders by us in connection with the solicitation of proxies for the following.

1.

To elect Gary L. Alexander, Michelle Rachael Forrest, Michael J. McConnell and Dr. Kenneth H. Shubin Stein, collectively referred to as “our nominees”, to serve on the Osteotech board of directors. We urge you to vote FOR each of our nominees as directors.

2.

To vote in the manner you indicate with respect to the proposal to ratify the appointment of [•] as Osteotech’s independent registered public accounting firm for the year ending December 31, 2010. We make no recommendation as to this proposal.

3.	To grant the proxy holders discretion to vote on such other matters as may properly come before the annual meeting.

By completing the WHITE proxy card, you will only be able to vote for four of the six directors. As a result, two of the company’s nominees are likely to be elected given the company’s plurality election standard. If you are a record holder or have a proxy from a record holder, you may also attend the 2010 annual meeting in person and vote for up to six directors.

Osteotech has disclosed that the record date for determining stockholders entitled to notice of and to vote at the 2010 annual meeting of stockholders is June 28, 2010. Stockholders of record at the close of business on the record date will be entitled to vote at the 2010 annual meeting. As of the date of this proxy statement, we have voting power over an aggregate of 3,884,855 shares of Osteotech common stock, which represented approximately 21.5% of the outstanding shares of Osteotech common stock as of the record date. We intend to vote all of our shares FOR our nominees. If any of our nominees is unable to serve or for good cause will not serve as a director, we reserve the right to nominate a replacement candidate for election as director. In such case, the WHITE proxy card will be voted for such substitute nominee. All percentages set forth in this proxy statement relating to beneficial ownership of Osteotech common stock are based on 18,076,546 shares outstanding, which was the total number of shares of Osteotech common stock outstanding as of March 1, 2010, as disclosed in the company’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2009. The mailing address of the principal executive offices of the company is 51 James Way, Eatontown, New Jersey 07724.

[•], 2010

IMPORTANT

Your vote is important, no matter how few shares you own. The concerned Osteotech stockholders urge you to sign, date and return the enclosed WHITE proxy card today to vote FOR the election of the our nominees.

We urge you to carefully consider the information contained in the enclosed proxy statement and then support our efforts by using the WHITE proxy card today to vote FOR the election of our nominees.

Our nominees are committed to acting in the best interests of Osteotech’s stockholders. We believe that your voice in the future of Osteotech can best be expressed through the election of our nominees.

This solicitation is being made by us and not on behalf of the board of directors or management of the company. Other than as disclosed in this proxy statement, we are not aware of any other matters to be brought before the annual meeting. Should other matters, of which we are not aware, be brought before the annual meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

If your shares are registered in your name: Please mark, sign, date and mail the enclosed WHITE proxy card to Okapi Partners LLC in the enclosed postage-paid envelope today.

If your shares are held in a brokerage account or bank: You are considered the beneficial owner of the shares, and these proxy materials, together with the enclosed WHITE proxy card, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares for the election of directors on your behalf without your instructions. Depending upon your broker or custodian, you may be able to vote either by toll free telephone or via the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE proxy card.

We urge you not to sign any proxy card sent to you by Osteotech. If you have already done so, you have every right to change your vote. Only your latest dated proxy will count. You may revoke any proxy card already sent to the company before it is voted at the meeting by delivering a signed and dated WHITE proxy card in the postage-paid envelope provided. Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the company. Even if you return the company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the concerned Osteotech stockholders.

Your vote is important, no matter how few shares you own. We urge you to sign, date and return the enclosed WHITE proxy card today to vote for the election of our nominees.

If you have any questions or require assistance in voting your WHITE proxy card, please call or write:

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
Stockholders Call Toll-Free at: (877) 274-8654
Banks and Brokers Call Collect at: (212) 297-0720
E-mail: info@okapipartners.com

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON
August 23, 2010
The proxy materials are available at
http://www.myproxyonline.com/okapimaterials.

REASONS FOR OUR SOLICITATION

We are seeking your support to elect four new, highly qualified and experienced individuals to the Osteotech board of directors at the company’s 2010 annual meeting of stockholders. We are the beneficial owners of an aggregate of 4,358,065 shares of Osteotech common stock, representing approximately 24.1% of the outstanding shares. We and our nominees are collectively referred to as the “participants”.

The company’s board of directors has demonstrated a poor track record in overseeing the company’s performance during their tenure. In particular, during the last three years, Osteotech has seen:

•	a dramatic decline in the company’s stock price;

•	a deterioration of the company’s results of operations and financial condition;

•	an erosion in the company’s core business;

•	a failure to meet expectations with respect to the launch of new products;

•	poor corporate governance; and

•	a lack of accountability to stockholders.

Decline in Osteotech Stock Price

Osteotech’s stock price has declined by approximately 45% (based on the closing price on May 5, 2010) from its highest closing price, in November 2007, in the three-year period covered by the company’s Annual Report on Form 10-K for the year ended December 31, 2009. The following graph is taken from Osteotech’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission, or “SEC”, on March 8, 2010 and subsequently amended on April 30, 2010. The graph summarizes the cumulative total return experienced by Osteotech’s stockholders during the five-year period ended December 31, 2009, compared to the NASDAQ Stock Market Index and the Dow Jones Medical Supplies Index. The changes for the periods shown in the graph and table below are based on the assumption that $100.00 has been invested in Osteotech common stock and in each index below on January 1, 2005 and that all cash dividends were reinvested.

	Jan. 1, 2005	December 31,
		2005	2006	2007	2008	2009
Osteotech, Inc.	$100.00	$90.36	$102.73	$142.18	$30.73	$58.18
Nasdaq Stock Market	$100.00	102.28	112.81	124.70	59.78	86.87
Dow Jones Medical Supplies	$100.00	99.58	118.64	148.11	113.94	142.07

As this chart demonstrates, an investment in Osteotech common stock on January 1, 2005 would have resulted in a nearly 42% loss. The Dow Jones Medical Supplies Index, which Osteotech has selected as the nearest comparable sector index, rose over 42% in that same period.

Deterioration in Results of Operations and Financial Condition

Not only has Osteotech’s stock price declined significantly in the past five years, but revenue growth has stagnated in that period as well. In 2005, Osteotech reported year-end revenues of $93.3 million, compared to 2009 year-end revenues of $96.7 million. In addition, because Osteotech lost a large customer in 2009, the company recorded a net loss of $4.0 million for the year, compared to net income of $2.2 million in 2008.

Osteotech is also hemorrhaging cash. In the past two years, the company has burned over $12.0 million in cash, reducing its cash from $22.8 million as of December 31, 2007 to $10.7 million as of December 31, 2009. Osteotech has attributed much of this cash burn to capital expenditures and investments in intellectual property made in connection with the launch of new products. The company has yet to realize any return on these expenditures, as discussed below under “Failure to Meet Expectations with Respect to New Products.”

Set forth below is Osteotech’s selected financial data as of December 31 for each of the five years ended December 31, 2005 through 2009. The following data should be read in conjunction with Osteotech’s consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the company’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 8, 2010.

Select Financial Data

(dollars in thousands except per share data) For the Year ended December 31,	2009(1)	2008(2)	2007(3)	2006	2005(4)
Consolidated Results of Operations
Revenue	$96,678	$103,814	$104,277	$99,241	$93,307
Gross profit	$47,570	$55,044	$53,722	$47,802	$31,862
Operating expenses	$50,482	$52,467	$50,459	$45,455	$51,930
Operating income (loss)	$(2,912)	$2,577	$3,263	$2,347	$(20,068)
Other (expense), net	$(1,370)	$(111)	$(589)	$(498)	$(1,564)
Income (loss) before income taxes	$(4,282)	$2,466	$2,674	$1,849	$(21,632)
Net income (loss)	$(4,017)	$2,203	$2,617	$1,907	$(21,117)
Earnings (loss) per share
Basic	$(0.22)	$0.12	$0.15	$0.11	$(1.23)
Diluted	$(0.22)	$0.12	$0.15	$0.11	$(1.23)
Dividends per share	—	—	—	—	—
Year End Financial Position
Cash and cash equivalents	$10,708	$18,823	$22,777	$17,946	$13,484
Current assets, net of cash and cash equivalents	$59,793	$61,265	$55,331	$51,374	$48,400
Total assets	$116,937	$127,115	$120,351	$113,033	$111,022
Current liabilities	$17,200	$24,464	$20,171	$16,588	$16,975
Long-term obligations, net of current portion	$12,181	$13,175	$14,069	$14,876	$15,603
Stockholders’ equity	$80,286	$82,850	$79,028	$73,853	$70,755

(1)	In 2009, we recorded $3.8 million in license fee revenue and $2.8 million in gross profit form license fees.

(2)	In 2008, we recorded $1.0 million in other income related to a litigation settlement and $0.5 million in license fee revenue.

(3)	In 2007, we recorded $1.0 million in operating expenses related to a litigation settlement.

(4)

In 2005, we recorded severance and retirement charges of $2.0 million related to retirement agreements with certain employees including our former Chief Executive Officer and Chief Financial Officer. Also in 2005, we recorded a charge of $1.9 million for professional fees incurred as a result of an unsolicited takeover attempt.

Erosion in the Company’s Business

In the past year, Osteotech has faced significant erosion in its business. In particular, based on information reported by the company in its Annual Report on Form 10-K for the year ended December 31, 2009, we note the following:

•	DBM segment revenue, which accounts for the majority of Osteotech’s revenues, declined 8% in 2009 compared to 2008. This segment had previously declined 6% in 2008 compared to 2007.

•

Client Services segment revenue declined 74%, from $8.2 million in 2008 to $2.14 million in 2009. Client Services segment operating income also declined 74%, from $4.45 million in 2008 to $1.17 million in 2009. These declines were attributable to the non-renewal of a contract with Osteotech’s largest customer, Musculoskeletal Transplant Foundation, or “MTF”, which expired on December 31, 2008. MTF was the key customer for the company’s Client Services segment, which processed allograft bone tissue. Osteotech recorded Client Services segment revenues of $9.12 million in 2006, $7.62 million in 2007 and $8.2 million in 2008, and Client Services segment operating income of $4.24 million in 2006, $5.74 million in 2007 and $4.45 million in 2008. The segment, one of the company’s most profitable, virtually disappeared in 2009. MTF was also, but is no longer, a supplier of allograft bone tissue to the company.

Failure to Meet Expectations with Respect to New Products

In Osteotech’s Annual Report on Form 10-K for the year ended December 31, 2009, the company states that it is focused on three new technologies: Plexur®, MagniFuse™ and HCT™. Osteotech has repeatedly revised the expected launch dates for products using these technologies.

Plexur M®

Osteotech’s initial launch date estimate for its Plexur M® product was mid-2007. Though the company has sold Plexur M® products in limited quantities, it has not yet fully launched the product. The company has announced that it expects to fully launch Plexur M® in the second quarter of 2010.

The relevant chronology for the Plexur M® delayed launch is as follows. On March 31, 2006, in the company’s quarterly earnings call, Sam Owusu-Akyaw, the company’s President and Chief Executive Officer, projected Plexur M® to have a “target release date before mid-2007.” On May 9, 2006, in the company’s quarterly earnings call, Mr. Owusu-Akyaw confirmed the Plexur M® release date. On November 3, 2006, in the company’s quarterly earnings call, Mr. Owusu-Akyaw pushed the Plexur M® release date back to the second half of 2007. On March 8, 2007, in the company’s quarterly earnings call, Mr. Owusu-Akyaw announced that the product would not be released before 2008. On November 6, 2007, in the company’s quarterly earnings call, Mr. Owusu-Akyaw clarified that the Plexur M® launch date would occur in the second half of 2008. On May 1, 2008, in the company’s quarterly earnings call, Mark H. Burroughs, the company’s Executive Vice President and Chief Financial Officer, confirmed a 2008 release date. On July 30, 2009, Mr. Owusu-Akyaw further delayed the full product launch to the fourth quarter of 2009. On November 6, 2009, in the company’s quarterly earnings call, Robert M. Wynalek, the company’s President Domestic, indicated

that the full release of Plexur M®, among other products, was expected to be in the second quarter of 2010.

MagniFuse™

Osteotech initially estimated that its MagniFuse™ product (previously named “Enhanced DBM”) would be released by 2008. As with Plexur M®, the company has sold MagniFuse™ products in limited quantities, but it has not yet fully launched any MagniFuse™ products. The company has announced, on a November 6, 2009 quarterly earnings call, that it expects to fully launch MagniFuse™ products in the second quarter of 2010.

The relevant chronology for the MagniFuse™ delayed launch is as follows. On March 31, 2006, Mr. Owusu-Akyaw announced on the company’s quarterly earnings call that Enhanced DBM was scheduled for release in 2008. In a November 7, 2008 press release, Mr. Wynalek stated that “we expect MagniFuse™ to be available for customers in the middle of 2009.” On July 30, 2009, on the company’s quarterly earnings call, Mr. Owusu-Akyaw stated that “[w]e anticipate executing a market evaluation of MagniFuse™ in August and a full commercial launch in…November.” On November 6, 2009, Mr. Wynalek stated that the MagniFuse™ would be “fully released” by the second quarter of 2010.

HCT™

Osteotech initially estimated that the launch of its first HCT™ (human collagen technology) product, DuraTech™ BioRegeneration Matrix, would occur in early 2009. The company has not yet received FDA clearance to market DuraTech™. The company has announced that it expects to commence marketing DuraTech™ in mid-2010.

The relevant chronology for the HCT™ delayed launch is as follows. In its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC in March 2008, the company announced that it expected to launch a new product to be marketed under the DuraTech™ trade name in early 2009. On the company’s quarterly earnings call held on May 1, 2008, Mr. Owusu-Akyaw stated that the DuraTech™ product was expected to launch in mid-2009. On May 1, 2009, Mr. Wynalek stated that he anticipated a 510(k) submission to the FDA in the early third quarter of 2009, with a commercial product release expected late in the fourth quarter of 2009. In a June 2009 press release, Mr. Owusu-Akyaw confirmed those dates. On December 17, 2009, the company announced the filing of its 510(k) application for FDA clearance of DuraTech™.

Poor Corporate Governance

Despite Osteotech’s poor track record with respect to financial performance and product development, Osteotech’s board has demonstrated an unwillingness to entertain discussions regarding strategic or other transactions that may enhance stockholder value. This unwillingness can be seen in the board’s rejection on August 29, 2005 of a proposal by the Muskuloskeletal Transplant Foundation (“MTF”) to acquire the company, the board’s failure to respond to the letters of Kairos Partners, a significant stockholder of the company, recommending that the board “hire a strategic advisor to explore all possibilities, including the sale of the company, in order to realize value for [Osteotech]’s stockholders.” Between the date on which the board first announced its rejection of MTF’s acquisition proposal and the date on which we filed our Schedule 13D/A disclosing our collective ownership of approximately 24% of Osteotech’s common stock, the company’s share price fell by 43.4%, from $5.69 per share on August 29, 2005 to $3.22 per share on January 11, 2010. In addition, Osteotech has taken several measures that serve to weaken the stockholders’ franchise and to entrench management.

Poison Pill

It appears that the company responded to our Schedule 13D/A filing on January 11, 2010—which announced that we had formed a group for the purposes of changing the composition of the company’s board of directors—by adopting a stockholder rights plan 10 days later. Such plans are more commonly known as “poison pills”. Pursuant to the stockholder rights plan, the company distributed to stockholders rights to purchase Osteotech’s Series E Junior Participating Preferred Stock. Upon certain triggering events, the rights become exercisable to purchase common stock at a price substantially discounted from the then-current market price of the common stock.

In a press release dated January 22, 2010, the company stated that “[t]he rights plan is designed to discourage coercive or unfair takeover tactics and to provide fair and equal treatment for all stockholders of the Company in the event that an unsolicited offer is made to acquire the Company.” On the contrary, we agree with the statement made by RiskMetrics, a proxy advisory firm, in its 2010 Corporate Governance Policy guide: “Institutional investors view shareholder rights plans, or poison pills, as among the most onerous of takeover defenses that may serve to entrench management and have a detrimental impact on their long-term share value.” Indeed, the company admits as much in its Annual Report on Form 10-K for the year ended December 31, 2009. In the Annual Report, the company includes a risk factor titled “The issuance of preferred stock may adversely affect rights of common stockholders or discourage a takeover.” In that risk factor, the company stated that “the issuance [of the preferred stock pursuant to the stockholder rights plan] could have a material adverse effect on the market value of the common stock.”

Credit Agreement Poison Put

On December 29, 2009, Osteotech entered into a Revolving Credit and Security Agreement with PNC Bank, National Association, as lender and agent, which we refer to as the “credit agreement.” The credit agreement includes a so-called “poison put” provision. A poison put is a provision in a debt agreement whereby the debt becomes due upon a change of ownership, which is typically defined to include when a majority of the board is no longer composed of continuing directors. The Delaware Chancery Court recently delivered an opinion regarding these types of provisions in which the court stated that “provisions of this kind can operate as improper entrenchment devices that coerce stockholders into voting only for persons approved by the incumbent board to serve as continuing directors. …” San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc., No. 4446-VCL (Del.Ch., May 12, 2009).

The credit agreement states that a change of ownership triggering an event of default will occur if “from and after the date hereof, individuals who on the date hereof constitute the Board of Directors of Osteotech (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Osteotech was approved by a vote of a majority of the directors then still in office who were either directors on the date hereof or whose election or nomination for election was previously approved) cease for any reason to constitute a majority of the board of directors of Osteotech then in office.” Should our nominees be elected, the company will be in default under the credit agreement, at which time any amount outstanding under the credit agreement will become immediately due and payable. As of December 31, 2009, according to the company’s Annual Report on Form 10-K, there were no amounts outstanding under the credit agreement. Upon election, our nominees will seek to ensure that the company amends the credit agreement to remove the poison put provision.

Compensation for Executives Terminated upon a Change in Control

Another measure highlighting the incumbent board’s poor corporate governance was the approval of compensation for executive officers in the event they are terminated upon a change in control. The following table is derived from the company’s change in control benefits summary contained in Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2009 and from its definitive proxy statement relating to the 2009 annual meeting of stockholders.

Name	Year	Base Salary	Target Bonus	Target Compensation	Termination Without Cause		Termination for Good Reason after Change in Control		Termination Without Cause after Change in Control
					Dollar Amount	As a Percentage of Target Compensation	Dollar Amount	As a Percentage of Target Compensation	Dollar Amount	As a Percentage of Target Compensation
Sam Owusu-Akyaw	2009	$414,000	$207,000	$621,000	$935,800	151%	$2,211,200	356%	$3,051,200	491%
	2008	$400,000	$200,000	$600,000	$905,800	151%	$1,965,000	328%	$2,789,800	465%
Mark H. Burroughs	2009	$257,094	$89,983	$347,077	$308,700	89%	$1,272,600	367%	$1,533,500	442%
	2008	$248,400	$86,940	$335,340	$299,100	89%	$1,144,600	341%	$1,403,200	418%
Robert W. Honneffer	2009	$212,051	$74,218	$286,269	$237,900	83%	$1,059,700	370%	$1,274,800	445%
	2008	$204,880	$71,708	$276,588	$229,800	83%	$955,100	345%	$1,169,600	423%
Robert M. Wynalek	2009	$273,954	$95,884	$369,838	$300,800	81%	$1,356,700	367%	$1,634,700	442%
	2008	$264,690	$92,642	$357,332	$290,600	81%	$1,221,500	342%	$1,496,700	419%

Change in control payments to executives could amount to over 9% of the company’s market value, calculated using the company’s closing stock price on NASDAQ as of May 5, 2010. Such payments are also almost 2.9x the company’s highest net income, $2.62 million in 2007, achieved in the last six years. RiskMetrics, a proxy advisory firm, includes among its list of “most problematic” pay practices any change-in-control payment that exceeds three times an executive’s base salary and bonus. Several of the potential change-in-control payments approved by the board for the company’s executives and identified above are three, four and, in one instance, nearly five times certain executives’ base salaries and bonus. We believe that these payments are excessive and, like, RiskMetrics, that such payments are “problematic” and “contrary to a performance-based pay philosophy.”

Anti-Takeover Measures in Osteotech’s Bylaws

The board has included in the company’s bylaws the following provisions, each of which limits the ability of stockholders to elect and replace board members, thereby hindering the free exercise of stockholders’ franchise:

•	stockholders are not permitted to call special meetings;

•	stockholders must comply with the company’s advance notice bylaw in order to make proposals at the annual meeting of stockholders;

•	the company’s bylaws permit the board to increase the number of directors on the board without stockholder approval; and

•

the bylaws stipulate a low quorum threshold (33 1/3% of the company’s outstanding shares) to conduct proceedings at annual meetings, which allows the board to act with minimal stockholder participation. This threshold is the lowest permissible by law and is much lower than the default 50% quorum requirement provided for under Delaware law.

Dismissal of Stockholder Concerns

Based on our own experiences, and a review of SEC filings, it appears that Osteotech has a track record of ignoring the concerns and interests of its stockholders. On November 24, 2009, John F. White, Managing Member of Kairos Partners, a long-time stockholder of the company who is unaffiliated with us, sent a letter to Kenneth P. Fallon III, the company’s Chairman, expressing his “serious concerns regarding Osteotech’s limited capital resources, management’s historically poor performance in new product launches, and the lack of a direct sales force.” Mr. White advocated “hir[ing] a strategic advisor to explore all possibilities, including the sale of the company, as the best way to realize this potential value for all shareholders.” To our knowledge, Mr. White’s advice went unheeded. On February 4, 2010, Mr. White submitted another letter to Mr. Fallon requesting that Osteotech respond to his previous letter, to confirm whether Osteotech had considered hiring a strategic advisor and to explain why Osteotech had adopted a stockholder rights plan on January 22, 2010. To our knowledge, the company has not responded to Mr. White.

Lack of Accountability

The members of the Osteotech board of directors do not have a significant ownership interest in the company. The incumbent board therefore lacks a meaningful economic interest in holding management accountable. This lack of accountability may contribute to the board’s lack of commitment to maximizing stockholder value.

According to Osteotech’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2009, the board of Osteotech collectively owns outright only 570,016 shares of stock, or approximately 3.0% of the total outstanding shares. In comparison, the concerned Osteotech stockholders collectively own 4,358,065 shares of Osteotech common stock and our nominees collectively own 536,683 shares, representing approximately 24.1% and 3.0%, respectively, of the company’s total outstanding stock.

We believe that the stockholders are in the best position to determine the course of Osteotech’s future. Our nominees have the business and financial expertise necessary to recover the stockholder value that has been lost during the past several years. Upon their election, the nominees intend to develop a strategic plan to improve the company’s overall performance and maximize value for all of the company’s stockholders. We expect that this strategic plan will comprise the following:

•	Undertaking an in-depth review of the company’s business lines.

•	Improving corporate governance, including redeeming the rights issued under the poison pill plan as well as cancelling the plan and removing the poison put provision from the credit agreement.

•	Adopting measures designed to optimize cost structure and maximize operating efficiencies.

•	Investigating the company’s product development programs.

•	Retaining an investment bank to explore all alternatives for maximizing stockholder value, including a possible sale or merger of the company.

PROPOSAL NO. 1
ELECTION OF THE NOMINEES TO THE BOARD

The Osteotech board of directors is currently composed of six directors whose terms expire at the 2010 annual meeting. If elected, our nominees will represent a majority of the members of the board.

Under Osteotech’s bylaws, all directors elected by the stockholders are elected for a one-year term or until their successors are duly elected and qualified. Each of our nominees has consented to serve a one-year term, or until his or her successor is duly elected and qualified. If any of them should become unavailable to serve as a director, we may designate a substitute nominee. In that case, the persons named as proxies on the enclosed WHITE proxy card will vote for the substitute nominee designated by us. Our nominees are committed to acting in the best interest of Osteotech’s stockholders and will pursue their efforts diligently and promptly.

Background of the Nominees

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for at least the past five years of each of the nominees. Each of our nominees has consented to serve as a director of the company if elected and to be named in this proxy statement as a nominee. None of the entities referenced below is a parent or subsidiary of the company. Mr. Alexander is a citizen of Canada. Our other nominees are citizens of the United States of America.

Name	Age	Present Principal Occupation and Employment History
Gary L. Alexander Business Address: 1000 Sherbrooke St. W., Suite 1720 Montreal, Quebec H3A 3G4	51

Gary Alexander is the founder and Chief Executive Officer of Palomino Capital, a Montreal, Canada based alternative asset manager with interests in privately-held companies, real estate and hedge funds. Prior to founding Palomino in January 1994, Mr. Alexander was an associate at Montreal based By-Lynn Investments from July 1989 to December 1993. Prior to joining By-Lynn, Mr. Alexander was an associate at the law firm Schulte Roth & Zabel in New York City from August 1986 to May 1989. Mr. Alexander also serves on the boards of directors of Seventh Generation, where he serves as Compensation Committee Chairman, ABS Notebooks and RDA Capital. He holds a Bachelor of Arts degree in Industrial Relations from McGill University and a J.D. cum laude from The University of Miami School of Law, where he served as Managing Editor of The University of Miami Law Review. He is currently a member of the bar of the State of New York. Mr. Alexander was selected as a Nominee because of his board and compensation committee experience, as well as his general familiarity with corporate finance.

Michelle Rachael Forrest Business Address: 101 West 12th Street #17E New York, NY 10011	38

Michelle Rachael Forrest served until January 2010 as an associate principal at McKinsey & Corporation, a consulting company, where she worked since October 2000 specializing in pharmaceuticals and medical products, global public health, and organization practices. Ms. Forrest joined McKinsey after graduating from Columbia University School of Law with a J.D. in May 2000. Ms. Forrest earned her B.A. from Stanford University, a Master of Science degree from Oxford University and a Master of Public Health from the Johns Hopkins School of Public Health. Ms. Forrest was selected as a Nominee because of her expertise in advising life sciences clients on corporate matters.

Name	Age	Present Principal Occupation and Employment History
Michael J. McConnell Business Address: PO Box 6280 Newport Beach, CA 92658-6280	43

Mr. McConnell is the Chief Executive Officer of Collectors Universe, Inc., a third-party grading and authentication services company. From January 1995 to September 2008, Mr. McConnell was a Managing Director of Shamrock Capital Advisors, Inc., a privately-owned investment company of the Roy E. Disney family. Mr. McConnell served as a member of that firm’s Executive Committee. Prior to joining Shamrock in 1995, Mr. McConnell held various positions at PepsiCo (August 1994 to December 1994), Merrill Lynch (June 1993 to August 1993) and Kidder Peabody (October 1989 to June 1991). Mr. McConnell serves on the boards of MRV Communications, Inc., where he has served since November 2009, and Collectors Universe, Inc., where he has served since July 2007. Mr. McConnell formerly served on the boards of Ansell Limited (October 2001 to November 2005), Nuplex Industries (December 2000 to March 2002), Force Corporation (March 1999 to May 2000), iPass Inc. (February 2007 to October 2008), Neo Technology Ventures (February 1999 to June 2004), Cosmoline Limited (March 1997 to May 1999) and Port-Link International (August 2000 to November 2005). Mr. McConnell also serves on the Board of Governors of Opportunity International (August 2006 to present), the La Canada Educational Foundation (July 2005 to June 2009) and the Finance Committee of the La Canada Presbyterian Church (September 2008 to present). Mr. McConnell received a B.A. in economics from Harvard University and his MBA degree (with distinction—Shermet Scholar) from the Darden School of the University of Virginia. Mr. McConnell was selected as a Nominee because his experience as a chief executive officer of a public company, along with his service on the board of directors of a variety of public companies, would bring valuable leadership capability, business acumen and financial, operational and strategic expertise to the Board.

Kenneth H. Shubin Stein, MD, CFA Business Address: 12 East 49th Street 3d Floor New York, NY 10017	40

Dr. Shubin Stein is currently a director of MRV Communications, Inc., where he has served since November 2009, as well as the founder of Spencer Capital Management, LLC, an investment management firm that serves as the investment manager of Spencer Capital Opportunity Fund, LP and Spencer Capital Offshore Opportunity Fund, Ltd. Dr. Shubin Stein has served as the managing member of Spencer Capital Management since its founding in December 2002. Earlier, Dr. Shubin Stein was a portfolio manager at Promethean Investment Group LLC, an investment firm, from September 2001 to December 2002, and an Orthopedic Resident at Mount Sinai Hospital from July 2000 until August 2001. Dr. Shubin Stein served as a director on the Board of Celebrate Express, Inc. from August 2006 to August 2008. He is a graduate of the Albert Einstein College of Medicine and graduated from Columbia College with dual concentrations in Premedical Studies and Political Science. Dr. Shubin Stein holds the CFA designation. Since January 2008, Dr. Shubin Stein has been an adjunct associate professor of Finance and Economics at Columbia Business School. Dr. Shubin Stein was selected as a Nominee because of his expertise in healthcare, finance and corporate governance.

If you use our proxy card to vote at the 2010 annual meeting, you will be voting only for four directors to serve on the company’s board. The company’s board currently consists of six directors. Consequently, you will not be voting for any nominee for two positions on the board. Because directors are elected by a plurality vote of the stockholders, if our nominees are elected, the two nominees of the company receiving the most votes will also be elected to the board. There is no assurance that any of the company’s nominees will serve as directors if any of our nominees are elected to the board. In the event that one or more of our nominees is elected and that one or more of the company’s nominees declines to serve with such nominee or nominees, the company’s bylaws provide that director vacancies may be filled by a majority vote of the directors then in office.

Other Information About Us and Our Nominees

The nominees will not receive any compensation from us for their services as directors of the company other than the normal compensation that Dr. Shubin Stein receives from the Spencer entities (as defined below). In addition, our nominees will agree not to accept any cash compensation for serving as directors from Osteotech in the event they are elected to the board. Dr. Shubin Stein will be indemnified by the Spencer entities for any claims arising from the solicitation of proxies from Osteotech’s stockholders in connection with the annual meeting and any related transactions. Other than as stated herein, there are no arrangements or understandings between the other participants and any of the nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the nominees to be named in this proxy statement and to serve as a director of Osteotech if elected as such at the 2010 annual meeting. Except as otherwise set forth herein, none of the nominees is a party adverse to Osteotech or any of its subsidiaries or has a material interest adverse to the company or any of its subsidiaries in any material pending legal proceedings.

Substitute Nominees

We expect that the nominees will be able to stand for election. In the event that any nominee is unable to serve or, for good cause, will not serve, we may seek to replace such nominee with a substitute nominee to the extent substitution is permissible under the company’s bylaws, though the advance notice provision of the company’s bylaws may limit our ability to do so. In the case that a substitute nominee named by us is deemed, by the company, a court of competent jurisdiction or otherwise, to be a bona fide nominee, we will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only in such case will the shares represented by the enclosed WHITE proxy card be voted for substitute nominees. In addition, we reserve the right to challenge any action by Osteotech that has, or if consummated would have, the effect of disqualifying the nominees. We reserve the right to nominate additional persons, to the extent this is not prohibited under the company’s bylaws or applicable law, if Osteotech increases the size of the board above its existing size or increases the number of directors whose terms expire at the annual meeting. Any such additional nominations made by us will not prejudice our position that any attempt to increase the size of the current board or to reconstitute or reconfigure the classes of the board constitutes an unlawful manipulation of the company’s corporate machinery.

Independence

If elected as a director of Osteotech, each of our nominees would be an “independent director” within the meaning of applicable NASDAQ listing standards and “independent” under SEC rules relating to audit committee membership.

An “independent director,” as defined by Rule 5605(a)(2) of the NASDAQ Stock Market rules is “a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” Additionally:

•	The nominees are not, and have not been at any time during the past three years, employed by the company.

•

None of the nominees or their family members (as such term is defined by NASDAQ Stock Market Rule 5605(a)(2)) has accepted any payments from the company in excess of $120,000 during any period of 12 consecutive months within the past three years.

•	None of the nominees or their family members is, or has been, at any time in the past three years, employed by the company as an executive officer.

•

None of the nominees or their family members is or has been a partner in, or a controlling stockholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more.

•

None of the nominees or their family members is, or has been, employed as executive officers of any entity where at any time during the past three years any of the executive officers of the company have served on the compensation committee of such entity.

•	None of the nominees or their family members is, or has been, partners or employees of the company’s outside auditor who worked on the company’s audit at any time during the past three years.

Section 10A of the Exchange Act, specifies that each member of an audit committee shall be “independent”. In order to be considered independent for serving on the audit committee of the board for purposes of Section 10A, the members of the audit committee may not, other than in their capacity as a member of the audit committee, the board or any other committee of the board, (i) accept any consulting, advisory or other compensatory fee from the company or (ii) be an affiliated person of the company or any subsidiary thereof. Accordingly, for the reasons stated above, we believe that each of our nominees, if they are elected to the board and nominated to the audit committee, will clearly satisfy the audit committee independence standards under Section 10A of the Exchange Act following their election to the board.

Our nominees understand that, if elected as directors of Osteotech, each of them will have an obligation under Delaware law to discharge their respective duties as a director in good faith, consistent with their respective fiduciary duties to Osteotech and its stockholders.

There can be no assurance that the actions our nominees intend to take as described above will be implemented if they are elected or that the election of our nominees will improve the company’s business or otherwise enhance stockholder value. In addition, the election of all of our nominees to the board would trigger an event of default under the company’s credit agreement, as described above under “Reasons for our Solicitation—Poor Corporate Governance—Credit Agreement Poison Put.”

WE STRONGLY RECOMMEND THAT YOU VOTE
“FOR” THE ELECTION OF OUR NOMINEES TO THE BOARD.

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of Osteotech’s board of directors has selected [•] as the company’s independent registered public accounting firm for the year ending December 31, 2010. We make no recommendation on how to vote with respect to ratifying the appointment of [•] as the company’s independent registered public accounting firm. If you do not indicate on your WHITE proxy card how you wish to vote your shares with respect to Proposal No. 2, the persons named as proxies will mark “ABSTAIN” on the proxy card with respect to your shares on Proposal No. 2.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF [•] AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2010.

OTHER MATTERS

We are not aware of any other proposals to be brought before the 2010 annual meeting of Osteotech stockholders. However, we intend to bring before the annual meeting such business as may be appropriate, including, without limitation, nominating additional persons for directorships, or making other proposals as may be appropriate to address any action of the board not publicly disclosed prior to the date of this proxy statement. Should other proposals be brought before the annual meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the record date will be entitled to receive notice of and to vote at the 2010 annual meeting of Osteotech stockholders. Each share of common stock is entitled to one vote. Stockholders who sell shares before the record date (or acquire them without voting rights after the record date) may not vote such shares. Stockholders of record on the record date will retain their voting rights in connection with the annual meeting even if they sell such shares after the record date. Based on publicly available information, we believe that the only outstanding class of the company’s securities entitled to vote at the annual meeting is the common stock.

Shares represented by properly executed WHITE proxy cards will be voted at the annual meeting as marked and, in the absence of specific instructions, will be voted FOR the proposal to elect our nominees to the board and, except as discussed below, in the discretion of the persons named as proxies, on all other matters as may properly come before the annual meeting. We make no recommendation with respect to Proposal No. 2, the ratification of [•] as the company’s independent registered public accounting firm. If you do not specify instructions for Proposal No. 2, the persons named as proxies will mark ABSTAIN on the proxy card with respect to your shares on Proposal No. 2.

We are asking you to elect our nominees to the board. We intend to vote all of our shares in favor of the election of our nominees.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, June 28, 2010, are entitled to vote the shares of common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of common stock entitles its holder to cast one vote on each matter to be voted upon. Stockholders do not have cumulative voting rights.

Who can attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. If you hold your shares in “street name” (that is, through a broker or other nominee), Osteotech has advised that you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of 33 1/3% of the shares of common stock outstanding on the record date will constitute a quorum, permitting the meeting to conduct its business. As of March 1, 2010, as disclosed in the company’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2009, 18,076,546 shares of Osteotech common stock were outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered present at the meeting.

How do I vote?

If you complete and properly sign the accompanying WHITE proxy card and return it to us, it will be voted as you direct. If you are a registered stockholder as of the record date and attend the meeting, you may deliver your completed WHITE proxy card in person. If you are a “street name” stockholder and you wish to vote at the meeting, you will need to obtain a legal proxy card from the institution that holds your shares and present it to the inspector of elections with your ballot when you vote at the annual meeting.

Can I change my vote after I return my proxy card?

You have every right to change your vote. Only your latest dated proxy will count. You may revoke any proxy card already sent to the company before it is voted at the meeting by delivering a signed and dated WHITE proxy card in the postage-paid envelope provided.

Can I vote by telephone or electronically?

No. The company has not instituted any mechanism for telephone or electronic voting. “Street name” stockholders, however, may be able to vote electronically through their brokers. If so, instructions regarding electronic voting will be provided by the broker as part of the package that includes this proxy statement.

What vote is required to approve each item?

Election of directors

The affirmative vote of a plurality of the votes cast at the meeting is required for the election of directors. A properly executed WHITE proxy card marked “WITHHOLD AUTHORITY” or “FOR ALL EXCEPT” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Other proposals

For each other proposal, the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the meeting and entitled to vote on the proposal will be required for approval. A properly executed proxy card marked “ABSTAIN” with respect to any such matter will not be voted on such matter, although it will be counted for purposes of determining whether there is a quorum and in determining the number of shares necessary for approval of such matter. Accordingly, an abstention will have the effect of a negative vote.

Broker non-votes

For shares held in “street name” through a broker or other nominee, the broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if stockholders do not give their broker or nominee specific instructions, their shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such “broker non-votes” will, however, be counted in determining whether there is a quorum.

Proxy Solicitation; Expenses

We and our nominees are soliciting proxies pursuant to this proxy statement. Executed proxies may be solicited in person, by mail, advertisement, telephone, telecopier, telegraph or email. Solicitations may be made by the participants, including our nominees, our employees and their affiliates, none of whom will receive additional compensation for such solicitations. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.

We have retained Okapi Partners LLC to solicit proxies on our behalf in connection with the annual meeting. Okapi Partners LLC will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Okapi Partners LLC will employ approximately 25 people in its efforts. We have agreed to reimburse Okapi Partners LLC for its reasonable expenses and to pay to Okapi Partners LLC a fee of up to $125,000. Okapi Partners LLC will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

The entire expense of our proxy solicitation, including the reasonable expenses incurred by our nominees in connection with this solicitation, is being borne by us. If our nominees are elected to the board, we will seek reimbursement of such expenses from the company and will not submit such reimbursement to a vote of stockholders. In addition to the engagement of Okapi Partners LLC described above, costs related to the solicitation of proxies include expenditures for printing, postage, legal and related expenses and are expected not to exceed $[•], none of which has been paid to date.

ADDITIONAL INFORMATION

Certain Information Concerning the Participants in this Solicitation

We and our nominees are participants in this solicitation. We are members of a “group”, for the purposes of Section 13(d)(3) of the Exchange Act, though not all members of that group are participants in this solicitation.

About Heartland Advisors, Inc.

Heartland Advisors, Inc., or “Heartland”, is an investment adviser registered with the SEC that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients, which we collectively refer to as the “client accounts”. As investment adviser to the client accounts, Heartland has the authority to invest the funds of the client accounts in securities (including shares of common stock of the company) as well as the authority to purchase, vote and dispose of securities (including shares of common stock of the company), and may thus be deemed the beneficial owner of the shares of the company’s common stock held by Heartland on behalf of such client accounts. Heartland’s business address is 789 N. Water Street, Milwaukee, Wisconsin 53202. William J. Nasgovitz is the President and Chief Executive Officer as well as a director and control person of Heartland. By virtue of his control of Heartland, Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of the company’s common stock held by Heartland on behalf of the client accounts.

As of the date hereof, Heartland beneficially owns 3,263,263 shares of common stock and has voting power over 2,790,053 of such shares.

About the Spencer Entities

Spencer Capital Opportunity Fund, LP, or “SCF”, is a Delaware limited partnership whose principal business is investment. Spencer Capital Partners, LLC, or “SCP”, a Delaware limited liability company whose principal business is investment management, is a general partner of SCF. Spencer Capital Management, LLC, or “SCM”, a Delaware limited liability company whose principal business is management, is an investment advisor to SCF. SCF, SCP and SCM are collectively referred to herein as the “Spencer entities”. Dr. Kenneth H. Shubin Stein is the managing member of SCP and SCM.

As investment advisor to SCF, SCM may exercise voting and dispositive power over shares of common stock held by SCF. As general partner of SCF, SCP may also exercise voting and dispositive power over shares of common stock held by SCF. In addition, because he is the managing member of SCP and the portfolio manager of SCM, Dr. Shubin Stein may also exercise voting and dispositive power over shares of common stock held by SCF. As a result, SCP, SCM and Dr. Shubin Stein may each be deemed to be indirect beneficial owners of shares of common stock held by SCF. The Spencer entities’ business office address is 12 East 49th Street, 32nd Floor, New York, New York 10017.

As of the date hereof, SCF beneficially owns 530,683 shares of common stock.

About Boston Avenue Capital LLC

Boston Avenue Capital LLC, or “BAC”, is an Oklahoma limited liability company whose principal business is investment. Stephen J. Heyman and James F. Adelson are the joint managers of BAC.

As joint managers of BAC, Messrs. Heyman and Adelson may each exercise voting and dispositive power over the shares of Osteotech common stock held by BAC. As a result, Messrs. Heyman and Adelson may each be deemed to be indirect beneficial owners of shares of Osteotech common stock held by BAC.

The principal occupation of each of Messrs. Heyman and Adelson is independent oil and gas exploration and development. Messrs. Heyman and Adelson are U.S. citizens.

The principal business address of BAC and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

As of the date hereof, BAC beneficially owns 558,119 shares of common stock.

About Mr. McConnell

One of our nominees, Michael J. McConnell, is the beneficial owner of 6,000 shares of common stock deposited in a brokerage account of the Michael and Ingrid McConnell Revocable Family Living Trust. None of our other nominees beneficially owns or owns of record any of the company’s securities.

Contracts and Arrangements

On January 11, 2010, we, Dr. Shubin Stein and certain individuals entered into an agreement pursuant to which, among other things, (a) the signatories thereto agreed to form a “group,” as defined under Section 13(d) of the Exchange Act, for the purpose of seeking to change the composition of the board of directors of the company at the 2010 annual meeting of stockholders and taking such other actions as may be desirable to enhance stockholder value; (b) the group agreed to the joint filing of a Schedule 13D/A relating to the company’s securities; (c) the group agreed to share certain expenses; and (d) Dr. Shubin Stein was named as spokesperson for the group. Any party may terminate its obligations under this agreement on 24 hours written notice. A joinder agreement to the January 11th agreement described above was subsequently executed on March 25, 2010 pursuant to which, among other things, Mr. McConnell was added as a party to the January 11th agreement and made subject to certain of that agreement’s terms.

Heartland is the investment adviser of the client accounts pursuant to separate investment management agreements which provide Heartland with the authority to invest the funds of the client accounts in securities (including shares of common stock of the company); to hold, vote and dispose of securities (including shares of common stock of the company); and to file any required reports under the Exchange Act.

The Spencer entities effect purchases of securities primarily through margin accounts maintained for them with J.P. Morgan Clearing Corp., or the “prime broker,” which may extend margin credit to a Spencer entity as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime broker’s credit policies. As of May 5, 2010, there was no indebtedness in the margin account maintained with the prime broker by the Spencer entities. Except as immediately set forth above, no part of the purchase price or market value of any of the shares specified above is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Except as set forth in this proxy statement (including the schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the company; (iii) no participant in this solicitation owns any securities of the company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the company during the past two years; (v) no part of the purchase price or market value of the securities of the company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the company; (ix) no participant in this solicitation or any of his or her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or her or its associates has any arrangement or understanding with any person with respect to any future employment by the company or its affiliates, or with respect to any future transactions to which the company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the annual meeting. There are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the company or any of its subsidiaries or has a material interest adverse to the company or any of its subsidiaries. With respect to each of the participant in this solicitation, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past five years, except as disclosed in the following paragraph.

On January 25, 2008, Heartland, William J. Nasgovitz (President of Heartland, President and a director of Heartland Group, Inc. (the “Funds”) and a portfolio manager), Paul T. Beste (Chief Operating Officer of Heartland and Vice President and Secretary of the Funds), Kevin D. Clark (Senior Vice President and a portfolio manager of Heartland) and Hugh F. Denison (a portfolio manager and Senior Vice President of Heartland) (Heartland and Messrs. Nasgovitz, Beste, Clark and Denison are collectively referred to herein as the “Respondents”) and certain others no longer associated with the Funds, reached a settlement with the SEC that resolved the issues resulting from the SEC’s investigation of Heartland’s pricing of certain bonds owned by the Heartland High-Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (collectively the “HY Bond Funds”), and Heartland’s disclosures to the Funds’ board of directors and investors concerning Heartland’s efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000. The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. The SEC’s administrative order involves, among other things: (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents; (iii) a censure of the Respondents (other than Mr. Denison); (iv) payment by the Respondents (other than Mr. Denison) of disgorgement of $1; and (v) civil money penalties against the Respondents (other than Mr. Denison) as follows: Heartland and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000. In connection with this administrative settlement, the SEC’s civil complaint against the Respondents was dismissed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the company’s directors and executive officers and persons who own more than 10% of a registered class of the company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the company. According to Osteotech’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2009, several of the company’s executive officers and directors failed to timely file reports disclosing their transactions in the company’s securities.

Specifically, Sam Owusu-Akyaw (President, Chief Executive Officer and Director), Mark H. Burroughs (Chief Financial Officer and Executive Vice President), Robert W. Honneffer (Executive Vice President, Global Operations) and Robert M. Wynalek (President Domestic) each filed one late Form 4 reporting the cashless exercise of restricted stock units and the acquisition of the company’s common stock. Dr. Cato T. Laurencin, a director, filed one late Form 5 reporting annual changes in beneficial ownership.

To the best of our knowledge, based solely on a review of the copies of such reports filed with the commission, no persons subject to Section 16 other than the foregoing directors and executive officers of the company failed to timely file reports required by Section 16(a) during the most recent fiscal year or prior fiscal years.

Other Matters

We anticipate that the company’s proxy statement will contain information regarding (1) the security ownership of management and beneficial owners of more than 5% of the common stock; (2) the committees of the company’s board of directors, including the nominating, compensation and audit committees (and information about audit committee financial experts); (3) the meetings of the company’s board of directors and all committees thereof; (4) the background and qualifications of the nominees of the company’s board of directors; (5) the company’s leadership structure and the board’s oversight of risk management; (6) the compensation and remuneration paid and payable to the company’s directors and management; (7) the attendance of members of the company’s board of directors at the 2009 annual meeting; (8) the company’s policies and procedures for the review, approval or ratification of transactions with related persons; (9) the company’s director nomination process; (10) the independence of the company’s directors; (11) stockholder communication with the company’s board of directors; and (12) the submission of stockholder proposals at the company’s 2011 annual meeting of stockholders.

The information concerning Osteotech contained in this Proxy Statement and Schedule II has been taken from, or is based upon, publicly available information. We have not independently verified the accuracy or completeness of such information.

WE URGE YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

SCHEDULE I

TRANSACTIONS IN EACH CLASS OF SECURITIES OF OSTEOTECH, INC.
DURING THE PAST TWO YEARS

Trade Date	Reporting Person(1)	Transaction Type(2)		# of Shares	Price Per Share ($)
03/02/2009	HAI	Sell		2,000	$2.72
09/17/2009	HAI	Sell		1,400	$4.41
09/17/2009	HAI	Sell		1400	$4.41
10/16/2009	HAI	Buy		900	$4.5363
11/13/2009	HAI	Buy		5,000	$3.1732
11/25/2009	HAI	Buy		20,700	$2.76
11/25/2009	HAI	Buy		78,942	$2.7276
11/27/2009	HAI	Buy		34,058	$2.6823
11/30/2009	HAI	Buy		64,300	$2.6782
11/30/2009	HAI	Buy		7,100	$2.645
12/01/2009	HAI	Buy		7,400	$2.6854
12/02/2009	HAI	Buy		300	$2.75
12/03/2009	HAI	Buy		7,934	$2.7493
12/04/2009	HAI	Buy		8,000	$2.8745
12/04/2009	HAI	Buy		104	$2.7499
12/07/2009	HAI	Buy		127,000	$2.75
12/09/2009	HAI	Buy		150,000	$2.75
12/10/2009	HAI	Buy		9,900	$2.7293
12/11/2009	HAI	Buy		75,962	$2.7499
12/14/2009	HAI	Buy		16,200	$2.7125
12/15/2009	HAI	Buy		5,247	$2.7489
12/17/2009	HAI	Buy		2,801	$2.9671
12/18/2009	HAI	Buy		9	$2.95
12/21/2009	HAI	Buy		3,926	$2.95
12/22/2009	HAI	Buy		34,137	$2.9471
12/22/2009	HAI	Buy		39,180	$2.9113
12/23/2009	BAC	Buy		10,855	$2.9933
12/23/2009	HAI	Buy		11,496	$2.95
12/23/2009	SCF	Buy		10,856	$2.9933
12/24/2009	BAC	Buy		5,401	$3.0009
12/24/2009	HAI	Buy		800	$3.00
12/24/2009	SCF	Buy		5,400	$3.0009
12/28/2009	BAC	Buy		5,618	$3.07
12/28/2009	SCF	Buy		5,619	$3.0700
12/29/2009	BAC	Buy		293,376	$3.0699
12/29/2009	SCF	Buy		293,376	$3.0698
12/30/2009	BAC	Buy		124,816	$3.0599
12/30/2009	SCF	Buy		124,816	$3.0599
12/31/2009	BAC	Buy		90,616	$3.0679
12/31/2009	SCF	Buy		90,616	$3.0679
01/08/2010	BAC	Buy		14,230	$3.0573
01/12/2010	BAC	Buy		400	$3.2100
01/13/2010	BAC	Buy		12,807	$3.2100
01/15/2010	MJM	Buy		2,023	$3.6846
01/19/2010	MJM	Buy		977	$3.8096
02/05/2010	MJM	Buy		3,000	$3.3497
03/02/2010	HAI	Transfer	(3)	4,000	N/A
03/25/2010	HAI	Buy		2,500	$4.0646
03/25/2010	HAI	Sell		20,000	$4.0534

(1)

“HAI” refers to Heartland Advisors, Inc. Trades made by Heartland Advisors, Inc. were made on behalf of its client accounts, as discussed under “Additional Information.” “BAC” refers to Boston Avenue Capital LLC. “SCF” refers to Spencer Capital Opportunity Fund, LP. “MJM” refers Michael J. McConnell who is the beneficial owner of the shares held by the Michael and Ingrid McConnell Revocable Family Living Trust, as discussed under “Additional Information.”

(2)	All trades were made in the open market unless otherwise indicated.

(3)	These shares were transferred out of a discretionary client account managed by Heartland; as a result, Heartland no longer beneficially owns these shares.

SCHEDULE II

The following table is compiled from statements regarding stockholder ownership of the company’s common stock contained in the company’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2009 and filed with the SEC on April 30, 2010.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Greater than 5% stockholders
Joint filing consisting of: Boston Avenue Capital LLC, Spencer Capital Opportunity Fund, LP, Heartland Advisors, Inc., their respective affiliates and Michael J. McConnell(3)	4,358,065	24.1%
Dimensional Fund Advisors LP(4)	1,490,633	8.2%
BlackRock, Inc.(5)	953,958	5.3%
Kairos Partners III Limited Partnership(6)	953,057	5.2%
Directors and Named Executive Officers(7)
Mark H. Burroughs	146,009	*
Kenneth P. Fallon, III	120,250	*
Stephen S. Galliker	45,000	*
Robert W. Honneffer	81,498	*
Dr. Cato T. Laurencin	5,000	*
Sam Owusu-Akyaw	329,766	1.8%
Robert J. Palmisano	30,000	*
James M. Shannon	10,000	*
Robert M. Wynalek	110,149	*
All Current Directors and Current Named Executive Officers as a Group(8)	877,672	4.7%

*	Less than 1%

(1)

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after March 31, 2010, which is the latest date for which information regarding the company’s directors and executive officers was provided by the company. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown, and such shares are not subject to any pledge.

(2)

The aggregate percentage of shares of common stock reported owned by each person named herein is based upon 18,076,546 shares outstanding, which is the total number of shares of common stock outstanding as of March 1, 2010 reported in the company’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2009, filed with the SEC on April 30, 2010.

(3)

Boston Avenue Capital LLC, Spencer Capital Opportunity Fund, LP, Heartland Advisors, Inc., their respective affiliates and Michael J. McConnell are members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act. Information regarding each group member’s beneficial ownership of the company’s common stock and their respective addresses are disclosed under “Additional Information.”

(4)	The address of Dimensional Fund Advisors LP is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(5)	The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(6)	The address of Kairos Partners III Limited Partnership is 600 Longwater Drive, Suite 204, Norwell, Massachusetts 02061.

(7)

The address for each of the company’s directors and executive officers is 51 James Way, Eatontown, New Jersey 07724. The shares reported include the following shares underlying options which are currently exercisable or which will become exercisable within 60 days after

March 31, 2010, as disclosed in Amendment No. 1 to the company’s Annual Report on Form 10-K/A for the year ended December 31, 2009 and filed with the SEC on April 30, 2010:

Name	Shares
Kenneth P. Fallon, III	78,750
Sam Owusu-Akyaw	215,000
Stephen S. Galliker	30,000
Dr. Cato T. Laurencin	0
Robert J. Palmisano	15,000
James M. Shannon	0
Mark H. Burroughs	105,250
Robert W. Honneffer	38,250
Robert M. Wynalek	74,000

(8)	Includes the shares underlying options disclosed in note 7 above.

IMPORTANT

We urge you to carefully consider the information contained in the enclosed proxy statement and then support our efforts by using the WHITE proxy card today to vote FOR the election of our nominees.

Our nominees are committed to acting in the best interests of Osteotech’s stockholders. We believe that your voice in the future of Osteotech can best be expressed through the election of our nominees.

This solicitation is being made by us and not on behalf of the board of directors or management of the company. Other than as disclosed in this proxy statement, we are not aware of any other matters to be brought before the annual meeting. Should other matters, of which we are not aware, be brought before the annual meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

If your shares are registered in your name: Please mark, sign, date and mail the enclosed WHITE proxy card to Okapi Partners LLC in the postage-paid envelope provided today.

If you are the beneficial owner of shares held in “street name”: If these proxy materials have been forwarded to you by your broker, bank or other agent, you must instruct your broker, bank or agent how to vote. Your broker cannot vote your shares for the election of directors on your behalf without your instructions.

We urge you not to sign any proxy card sent to you by Osteotech. If you have already done so, you have every right to change your vote. Only your latest dated proxy will count. You may revoke any proxy card already sent to the company before it is voted at the meeting by delivering a signed and dated WHITE proxy card in the postage-paid envelope provided.

Your vote is important, no matter how few shares you own. We urge you to sign, date and return the enclosed WHITE proxy card today to vote for the election of our nominees.

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
Stockholders Call Toll-Free at: (877) 274-8654
Banks and Brokers Call Collect at: (212) 297-0720
E-mail: info@okapipartners.com

PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY 5, 2010

WHITE PROXY CARD
OSTEOTECH, INC. 2010 ANNUAL MEETING OF STOCKHOLDERS THIS PROXY IS SOLICITED ON BEHALF OF
HEARTLAND ADVISORS, INC.	SPENCER CAPITAL OPPORTUNITY FUND, LP SPENCER CAPITAL MANAGEMENT, LLC SPENCER CAPITAL PARTNERS, LLC	BOSTON AVENUE CAPITAL LLC

GARY L. ALEXANDER	MICHELLE RACHAEL FORREST	MICHAEL J. MCCONNELL	KENNETH H. SHUBIN STEIN
THE BOARD OF DIRECTORS OF OSTEOTECH, INC. IS NOT SOLICITING THIS PROXY

PROXY

The undersigned appoints [•],[•] and [•], and each of them, proxies and agents with full power of substitution to vote all shares of common stock of Osteotech, Inc. (the “Company”) which the undersigned owned and would be entitled to vote if personally present at the 2010 annual meeting of stockholders scheduled to be held at the Sheraton Eatontown Hotel and Conference Center, 6 Industrial Way East, Eatontown, New Jersey 07724 on August 23, 2010, at 9:00 a.m. local time (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named proxies and agents or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Heartland Advisors, Inc., Boston Avenue Capital LLC and Spencer Capital Opportunity Fund, LP (the “Concerned Osteotech Stockholders”), and the other participants in this solicitation (collectively, the “Participants”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 1 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL NO. 1. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 2 ON THE REVERSE SIDE, THIS PROXY WILL BE MARKED “ABSTAIN” FOR PROPOSAL NO. 2.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Concerned Osteotech Stockholders’ solicitation of proxies, on behalf of the Participants, for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

THE CONCERNED OSTEOTECH STOCKHOLDERS RECOMMEND A VOTE “FOR” PROPOSAL NO. 1 LISTED BELOW

☒ Please mark vote as in this example

(1) The Concerned Osteotech Stockholders’ proposal to elect its slate of director nominees to the Company’s Board of Directors.

NOMINEES	FOR All Nominees	WITHHOLD AUTHORITY To Vote For All Nominees	FOR ALL EXCEPT ☐ Nominee(s) Written Below
Gary L. Alexander	☐	☐
Michelle Rachael Forrest	☐	☐
Michael J. McConnell	☐	☐
Dr. Kenneth H. Shubin Stein	☐	☐

The Concerned Osteotech Stockholders intend to use this proxy to vote FOR Gary L. Alexander, Michelle Rachael Forrest, Michael J. McConnell and Dr. Kenneth H. Shubin Stein. By marking this proxy card for the election of the Concerned Osteotech Stockholders’ nominees, you will not be able to vote for a full slate of nominees to the Company’s Board of Directors. You will be voting only for the Concerned Osteotech Stockholders’ nominees and only with respect to four of the six seats on the Company’s Board of Directors. You will not have an opportunity to vote with respect to any of the Company’s nominees. The Concerned Osteotech Stockholders make no recommendation with respect to Proposal No. 2.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE(S) BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

(2) To ratify the appointment of [•] as the Company’s independent registered public accounting firm for the year ending December 31, 2010.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To vote in their discretion on all other matters as may properly come before the Annual Meeting, including any matters incidental to the conduct of the Annual Meeting.

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.